January 22, 2025

Jedidiah Gold
Chief Financial Officer
Mister Car Wash, Inc.
222 E 5th Street
Tucson, AZ 85705

        Re: Mister Car Wash, Inc.
            Form 10-K for Fiscal Year Ended December 31, 2023
            Item 2.02 Form 8-K Dated October 30, 2024
            File No. 001-40542
Dear Jedidiah Gold:

        We issued comments to you on the above captioned filings on December 13, 2024. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by February 5, 2025.

         If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

       Please contact Angela Lumley at 202-551-3398 or Suying Li at 202-551-3335 with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Trade &
Services